MATERIAL CHANGE REPORT

Item 1	Name and Address of Company

PACIFIC RIM MINING CORP. (the “Company” or “Pacific Rim”)

#410 – 625 Howe Street, Vancouver, B.C. V6C 2T6

Item 2	Date of Material Change

June 16, 2006

Item 3	News Release

The date and method(s) of dissemination of the news release issued under section 7.1 of National Instrument 51–102 was as follows:

June 16, 2006 to the Toronto Stock Exchange and the American Stock Exchange, being the only exchanges upon which the shares of the Company are listed, as well as through CNN and other approved public media including filing on SEDAR.

Item 4	Summary of Material Change

The Company announced the appointment of a Chief Operating Officer

Item 5	Full Description of Material Change

The board of directors of Pacific Rim Mining Corp. (“Pacific Rim” or “the Company”) is extremely pleased to announce the appointment of Mr. Peter (“Pete”) Neilans to the position of Chief Operating Officer, effective immediately. As COO, Mr. Neilans will be responsible for overseeing the Company’s operational programs, including commencing the development of the Company’s high grade El Dorado gold mine in Central America. Mr. Neilans will act in a consulting capacity on an “as-needed” basis until his official start date of September 1, 2006.

“Pete Neilans is an exceptional addition to our team”, states Tom Shrake, President and CEO. “As Pacific Rim commences early-stage development and begins working toward construction and operation of the El Dorado mine, Pete’s international development and operational expertise, and his experience in government and community relations and environmental, health and safety matters will be an enormous asset to the Company. Pete is a team builder of the first order. I personally, and the mining community broadly, have great respect for Pete as a manager and mine operator. With Pete on board, Pacific Rim gains quality operational stewardship to match the high quality of the Company’s assets, and the scope of its vision. This is a momentous event for the Company.”

Most recently, Mr. Neilans was President and CEO of Placer Dome US, where he was responsible for all of Placer Dome’s operations in the United States, including the Cortez and Bald Mountain operations in Nevada, the jewel of the Barrick takeover. Under his stewardship both operations were successful at achieving or exceeding production milestones and significant reserve/resource expansions. Mr. Neilans also has extensive international mining experience serving as Mine Manager at Porgera, New Guinea and Big Bell, Australia and also working in a managerial role at Marcopper in the Philippines.

Item 6	Omitted Information

No information has been omitted on the basis that it is confidential information.

Item 7	Executive Officer

The following is the name and business telephone number of an executive officer of the Company who is knowledgeable about the material change and the Report:

Barbara Henderson, Vice President Investor Relations

(604) 689-1976

Item 8	Date of Report

June 16, 2006.